

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 28, 2009

By U.S. Mail and Facsimile to: (905) 532-0369

Alex Haditaghi
President
MortgageBrokers.com Holdings, Inc.
260 Edgeley Boulevard, Suite 11
Concord, Ontario L4K 3Y4

> **Re: MortgageBrokers.com Holdings, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Form 8-K filed July 8, 2009**
> **File No. 333-105778**

Dear Mr. Haditaghi:

We have reviewed your response filed with the Commission on June 26, 2009 and have the following comments. We have also limited our review of your Form 10-K for the fiscal year ended December 31, 2008 and related filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A(T). Controls and Procedures, page 14

1.   We note your response to comment 4 in our letter dated May 13, 2009. In your response, it appears that you state management's conclusions regarding the effectiveness of the company's disclosure controls and procedures, as required by Item 307 of Regulation S-B. It does not appear, however, that you state

management's conclusions regarding the effectiveness of the company's internal control over financial reporting, as required by Item 308(T)(a)(3) of Regulation S-B. Please revise to include management's conclusions regarding the effectiveness of the company's internal control over financial reporting as of December 31, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

2.   We note your intention to file amendments to your documents in response to comments 5 and 13 of our May 13, 2009 comment letter. These comments will remain open until you file such amendments.

3.   Please refer to your response to comments 7 and 12 of our May 13, 2009 comment letter. As requested in our letter, please provide us drafts of your proposed revisions to future filings in response to our comments.

Item 7. Management's Discussion and Analysis

4.   Please refer to your response to comment 11 of our May 13, 2009 comment letter. As a reporting company, you have an obligation to explain to the investing public the underlying factors contributing to the changes in your results of operations and financial condition and to discuss the related trends. Merely stating that revenues increased because you have more agents and originated more loans is not sufficient. As set forth in Regulation S-K, to the extent that the financial statements disclose material increases in net sales or revenues, you are required to provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Further, a discussion of the material sources of your revenues is warranted. We note, for instance, that throughout your document you place significant emphasis on your agreement with RE/MAX and the related disclosures that under the agreement RE/MAX agreed to refer all requests for mortgage financing to the company. We also note you attribute significant increases in originations to this agreement in your filing. Based on these disclosures, we are perplexed that you report on your Form 8-K filed on May 22, 2009, in which you report the termination of this agreement, that RE/MAX only contributed about 4% of your origination volume. Based on these apparent inconsistent disclosures and the requirements of Regulation S-K, comment 36 of our January 15, 2009 comment letter and comment 11 of our May 13, 2009 comment letter are reissued and remain outstanding. Please revise to provide a detailed discussion of revenue by source and to provide quantified information of originations for all periods included in your Forms 10-K for 2007 and 2008, discussing the related trends.

Item 9A(T). Controls and Procedures

5.   Please refer to your response to comment 14 of our May 13, 2009 letter and amend your document to correct your typographical error.

Financial Statements

Consolidated Statement of Operations and Comprehensive Loss

6.   Please refer to your response to comment 16 of our May 13, 2009 comment letter and file an amendment to your document that includes restated financial statements that correctly present your legal accrual as an operating expense. Also, your response did not include the reasons for the change in the accrual between periods. Please do so in your amendment.

Consolidated Statements of Cash Flows

7.   Please refer to your response to comment 17 of our May 13, 2009 comment letter and correct this error in your restated financial statements.

Note 2. Summary of Significant Accounting Policies

8.   Please refer to your response to comment 18 of our May 13, 2009 comment letter. We reissue the comment. Please revise to include the disclosures requested in comment 51 of our letter dated January 15, 2009.

9.   Please refer to your response to comment 19 of our May 13, 2009 comment letter and clarify your calculation of EPS in your restated financial statements.

Form 10-Q for the Quarterly Period Ended March 31, 2009

10.   Please revise this filing based on our comments issued on your 2007 and 2008 Forms 10-K.

Form 8-K filed July 8, 2009

11.   Please revise to discuss the effect of this information on your financial statements.

Closing Comments

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Paul Cline at (202) 551-3851 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Staff Attorney